Filed Pursuant to Rule 424(b)(7)
Registration No. 333-152100

PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 11, 2008)

6,515,697 shares
of Class A common stock
Offered by
the Selling Stockholders

This is a supplement to our prospectus dated July 11, 2008, relating to the resale from time to time by certain selling stockholders of up to an aggregate of 6,515,697 shares of our Class A common stock held by them. This supplement is qualified by reference to the prospectus, except to the extent that the information in this supplement supersedes that information.

Investing in our common stock involves risk. You should review carefully the risks and uncertainties described in the “Risk Factors” section beginning on page 2 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2008.

SELLING STOCKHOLDERS

On June 5, 2008 and June 13, 2008, we entered into separate securities purchase agreements pursuant to which we sold an aggregate of 7,571,416 shares of our Class A common stock, including 6,515,697 shares to the selling stockholders listed below. We received aggregate gross proceeds of approximately $27,500,000 from the Private Placement. This prospectus covers, among other things, the offer and sale by the selling stockholders listed below of up to an aggregate of 6,515,697 shares. This amount is the total number of shares of Class A common stock issued to these selling stockholders in the private placement pursuant to the securities purchase agreements.

We have registered these shares to permit the selling stockholders listed below and their pledgees, donees, transferees or other successors-in-interest that may receive their shares after the date of this prospectus to resell their shares in the manner contemplated under the section of the prospectus entitled “Plan of Distribution.”

The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them. The selling stockholders may enter into short sales in the ordinary course of their business of investing and trading securities. We currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares other than the securities purchase agreement.

The table below lists the name of each selling stockholder, the number of shares they own, the number of shares that they may offer under this prospectus and the number of shares of our common stock they will own after this offering is completed, assuming that all offered shares are sold. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that such selling stockholders may offer under this prospectus. Except as otherwise disclosed in this prospectus supplement (or as disclosed in any document incorporated by reference), none of the selling stockholders has, or within the past three fiscal years has had, any position, office or other material relationship with us.

Ownership data is based upon information provided by each selling stockholder, as well as Schedule 13D/A and other public documents filed with the SEC up to, and including, November 10, 2008. The percentages of shares owned prior to and after the offering are based on the 153,807,984 shares of our Class A common stock outstanding as of November 10, 2008. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended.

The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares presented in the table since the date on which the information was gathered. Information about the selling stockholders may change over time.

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	Shares of Class A Common Stock Beneficially Owned Prior to Offering		Number of Shares	Shares of Class A Common Stock Beneficially Owned After Offering
			Being
Stockholder	Number	Percent	Offered	Number	Percent

Aristeia International Limited	857,466	*	857,466	-	-

Aristeia Partners, L.P.	112,957	*	112,957	-	-

Global Undervalued Securities Master Fund, L.P.	6,953,061	4.5%	1,386,318	5,566,743	3.6%

Highland Special Situations Fund	138,632	*	138,632	-	-

Highland Distressed Opportunities, Inc.	138,632	*	138,632	-	-

Highland Credit Strategies Fund	1,633,432	1.0%	554,527	1,078,905	*

Highland Crusader Offshore Partners, L.P.	22,800,761	14.8%	1,813,305	20,987,456	13.6%

Highland Credit Strategies Master Fund, L.P.	756,930	*	756,930	-	-

Highland Credit Opportunities CDO, L.P.	3,399,616	2.2%	756,930	2,642,686	1.7%

*	Less than one percent.

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